UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 3, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                   Form 40-F  o

This Form 6-K consists of the media release of UBS Group AG which appears immediately following this page.

UBS News Alert

UBS announces changes to Group Executive Board and Board of Directors

Zurich | 03 Nov 2015, 07:15 | Price Sensitive Information

Robert J. McCann to assume role of Chairman UBS Americas and step down from Group Executive Board at year end;

Tom Naratil appointed President Wealth Management Americas and President UBS Americas;

Axel P. Lehmann appointed Group Chief Operating Officer. Stepping down from Board of Directors;

Kirt Gardner appointed Group Chief Financial Officer;

Christian Bluhm appointed Group Chief Risk Officer;

Kathryn Shih appointed President UBS Asia Pacific (APAC);

Sabine Keller-Busse, Group Head of Human Resources, to join Group Executive Board;

Philip J. Lofts and Chi-Won Yoon to step down from Group Executive Board at year end.

Changes effective 1 January 2016.

Zurich, 3 November 2015 – UBS Group AG today announced changes to its Group Executive Board (GEB), the firm's most senior management body, and to its Board of Directors (BoD).

Robert J. McCann will take on a new role as Chairman UBS Americas where he will focus on clients and strategic priorities across the region. This follows his decision to step down from his current roles as President Wealth Management Americas (WMA) and President UBS Americas as well as the GEB. Over the past six years, McCann successfully turned around WMA making it an important part of the group's profitability and played a significant role in shaping the strategy of the region and the group. He led WMA to achieve USD 1 million in annual revenue per advisor, USD 1 billion in annual profit and USD 1 trillion of invested assets.

Tom Naratil, currently Group Chief Financial Officer and Group Chief Operating Officer, will succeed McCann as President Wealth Management Americas and President UBS Americas on the GEB. Naratil, whose excellent work for the firm is widely recognized, joined UBS in 2000 after 17 years at Paine Webber Inc. Before his current role he was Chief Financial Officer and Chief Risk Officer of Wealth Management Americas.

UBS has named Axel P. Lehmann as its new group Chief Operating Officer. Lehmann will join the GEB and step down from the role he has held as a member of the BoD of UBS since 2009. He brings with him a wealth of expertise following a nearly 20 year career at Zurich Insurance Group, where he spent 14 years on its group Executive Committee in various roles. These included responsibility for the insurers European and North American business, group IT and as its Chief Risk Officer.

Kirt Gardner, currently Chief Financial Officer of Wealth Management, will become Group Chief Financial Officer and a member of the GEB. Gardner joined UBS in 2013 after 10 years at Citicorp in various roles including Chief Financial Officer of global transaction services and global consumer strategy head. Before Citicorp, Gardner spent time at Booz Allen, Barents Group and Bering Point where he was head of North Asia and Asia financial services.

Following over 30 years with UBS, Group Chief Risk Officer Philip J. Lofts has decided to step down from his current role and the GEB at the end of the year. He will be succeeded on the GEB by Christian Bluhm who joins UBS from FMS Wertmanagement, the German government institution established to wind down risk positions formerly belonging to the nationalized Hypo Real Estate Holding AG, where he was spokesman of the Executive Board as well as Chief Risk & Financial Officer. Before this he worked at Credit Suisse, Deutsche Bank and HypoVereinsbank in various risk management roles. Lofts, who had agreed to resume the role of Group Chief Risk Officer in late 2011 at the request of Group Chief Executive Officer Sergio P. Ermotti, will remain with the firm in an advisory role for at least six months to ensure a smooth transition.

After nearly seven years as President UBS Asia Pacific (APAC) Chi-Won Yoon has decided to step down from his current role and the GEB at the end of the year. He will take a planned sabbatical from the firm and then return to explore opportunities within the Group. Yoon will be succeeded on the GEB by Kathryn Shih who has led the Wealth Management business of UBS in APAC extremely successfully for the past 13 years. Shih has been with UBS for 29 years in various Wealth Management and leadership roles including CEO of UBS Hong Kong.

UBS has decided to appoint Sabine Keller-Busse, Group Head Human Resources, to the GEB and to broaden her role to include the coordination of the ongoing development of the firm's Principles and Behaviors activities. Keller-Busse joined UBS in 2010 and was Chief Operating Officer, UBS Switzerland before taking on her current role. Prior to UBS, she was Head Private Clients Region Zurich at Credit Suisse and Senior Partner at McKinsey & Company.

All changes are effective 1 January 2016.

"I welcome Kathy, Sabine, Axel, Kirt and Christian to the Group Executive Board and Tom and Bob to their new roles. Following the achievement of our strategic transformation earlier this year, they complete the team that will drive the next phase of the firm's growth", said Group Chief Executive Officer Sergio Ermotti. "I'd like to take this opportunity to thank Bob, Phil and Chi-Won for their many contributions to UBS. Bob has been a mentor and friend to me for many years and his impact on the success of UBS in recent years deserves full recognition. I am pleased that he will continue to be an important contributor in his new role. Phil not only professionalized the risk organization, but also very effectively helped me develop and implement our successful Principles and Behaviors program. APAC performed consistently well under Chi-Won's leadership and he completed important pioneering work for us that will enable UBS to thrive in the region for years to come," he continued.

As a consequence of Jes Staley and Axel Lehmann stepping down from the Board of Directors, Reto Francioni will join the Risk Committee and Bill Parrett the Human Resources and Compensation Committee. Successors for Staley and Lehmann on the Board of Directors will be proposed for the next AGM to be held on 10 May 2016.

UBS Group AG

Investor contact
Switzerland: +41-44-234 41 00

Media contact
Switzerland: +41-44-234 85 00
UK: +44-207-567 47 14
Americas: +1-212-882 58 57
APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into each of (1) the registration statement of UBS AG on Form F-3 (Registration Number 333-204908) and (2) the registration statements of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements; and also into (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  November 3, 2015